SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of February, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

19 February 2014

CHANGES TO COMMITTEE MEMBERSHIP

Aviva plc announces the following changes to the membership of its Board Committees as part of the Board's ongoing programme to refresh the Board and its Committees:

Scott Wheway has been appointed as Chairman of the Governance Committee and as a member of the Audit Committee and has retired as a member and Chairman of the Remuneration Committee.

Gay Huey-Evans has been appointed as a member of the Risk Committee and has retired as a member and Chairman of the Governance Committee.

Patricia Cross has been appointed as Chairman of the Remuneration Committee.

All of the changes are effective immediately.

This announcement is made pursuant to Listing Rule 9.6.11.

Enquiries:

Media

Nigel Prideaux                                                                                                +44 (0)20 7662 0215
Andrew Reid                                                                                                  +44 (0)20 7662 3131

Analysts

Colin Simpson                                                                                                +44 (0)20 7662 8115

Notes to editors:

•	Aviva provides 34 million customers with insurance, savings and investment products.
•	We are one of the UK's leading insurers and one of Europe's leading providers of life and general insurance.
•	We combine strong life insurance, general insurance and asset management businesses under one powerful brand.
•	We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.
•	The Aviva media centre at www.aviva.com/media/includes images, company and product information and a news release archive
•	For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva-2013/
•	For broadcast-standard video, please visit http://www.aviva.com/media/video/
•	Follow us on twitter: www.twitter.com/avivaplc/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 February, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary